September 8, 2005

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010

Attention:	Eduardo Aleman, Staff Attorney Russell Mancuso, Branch Chief

Re:	Bookham, Inc. Registration Statement on Form S-3 Filed August 15, 2005 File No. 333-127546
Ladies and Gentlemen:
On behalf of Bookham, Inc. (“Bookham” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 1 is being filed, for among other things, to respond to comments contained in a letter dated August 30, 2005 (the “Letter”) from Russell Mancuso, Branch Chief, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Giorgio Anania, Chief Executive Officer of Bookham. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. The Company has responded to the comments in the Letter by making changes to Amendment No. 1.
Form S-3
Comment:
1.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.
Response: Amendment No. 1 to the Registration Statement on Form S-3 contains updated financial statements.
Comment:
2.	We note your May 18, 2005, application for confidential treatment submitted in connection with your Form 10-Q. Please note that we may have comments on your

Securities and Exchange Commission
September 8, 2005

application and that any outstanding comments on your application will need to be resolved before we can declare the registration statement effective.
Response: We note your comment and are coordinating treatment of our confidential treatment requests with the Staff directly.
If you require additional information, please telephone either the undersigned at the telephone number indicated above or Wendell C. Taylor, Esq. of this firm at (617) 526-6335.
Very truly yours,
/s/ John A. Burgess
John A. Burgess
JAB:bas